Exhibit 99.1

Qudian Inc. Reports First Quarter 2021

Unaudited Financial Results

XIAMEN, China, June 15, 2021 /PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a leading technology platform empowering the enhancement of online consumer finance experience in China, today announced its unaudited financial results for the quarter ended March 31, 2021.

First Quarter 2021 Operational Highlights:

•

Number of outstanding borrowers[1] from loan book business as of March 31, 2021 decreased by 8.0% to 3.0 million from 3.2 million as of December 31, 2020 as a result of the conservative and prudent strategy which the Company has deployed

•	Total outstanding loan balance from loan book business[2] decreased by 15.1% to RMB4.1 billion as of March 31, 2021, compared to the outstanding balance as of December 31, 2020

•

Amount of transactions from loan book business for this quarter decreased by 8.4% to RMB4.4 billion from the fourth quarter of 2020; Amount of transactions serviced on open platform for this quarter decreased by 15.2% to RMB210.4 million from the fourth quarter of 2020

•

Weighted average loan tenure for our loan book business was 4.5 months for this quarter, compared with 4.5 months for the fourth quarter of 2020; Weighted average loan tenure for transactions serviced on open platform was 6.7 months for this quarter, compared with 6.4 months for the fourth quarter of 2020

[1] Outstanding borrowers are borrowers who have outstanding loans from the Company’s loan book business as of a particular date.

[2] Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

First Quarter 2021 Financial Highlights:

•	Total revenues were RMB515.7 million (US$78.7 million), representing a decrease of 46.2% from the same period of last year

•	Net income attributable to Qudian’s shareholders were RMB478.4 million (US$73.0 million), compared to a loss of RMB486.5 million from the same period of last year, or RMB1.81 (US$0.28) per diluted ADS

•

Non-GAAP net income attributable to Qudian’s shareholders[3] were RMB488.3 million (US$74.5 million), compared to non-GAAP net loss attributable to Qudian’s shareholders of RMB907.5 million from the same period of last year, or RMB1.85 (US$0.28) per diluted ADS

[3] For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

“In the first quarter of 2021, we continued to execute a prudent operational strategy related to our cash credit business amid an evolving regulatory environment, while making significant strides to advance our early childhood education business initiative,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “Our stringent credit risk control measures further improved our asset quality, evidenced by the continued decrease of the D1 delinquency rate for our loan book business[4], which dropped to a normal level of less than 5% as of March 31. Importantly, our net assets increased to RMB12.4 billion at the end of the first quarter with cash and cash equivalents and short-term investments of RMB7.3 billion, mainly in highly liquid wealth management products. Our ability to maintain a solid balance sheet with sufficient liquidity lays a strong foundation to navigate our loan book business through challenging market dynamics, as well as proving funds to build out new business avenues, including our investment in the massive and underserved early childhood extra-curricular enrichment education market.”

“We are delighted to officially launch our first WLM KIDS activities center in January in Xiamen. The opening marked a major milestone in the development of our early childhood education business, where we strive to provide a comprehensive suite of one-stop services for children’s extra-curricular enrichment. As we work to open more WLM KIDS activities centers in cities across the nation, we are advancing our mission to help children in China grow up both happy and healthy. The incremental spending in our WLM KIDS business may place pressure on our profitability in the near term, but we believe over the long term the WLM KIDS business will enjoy superior unit economics compared with many other offline businesses. Supported by our strong financial position, we remain optimistic that we can continue to grow our overall business and deliver sustainable value to our shareholders,” said Ms. Sissi Zhu, Vice President of Investor Relations of Qudian.

[4] “D1 delinquency rate” is defined as (i) the total amount of principal and financing service fees that became overdue as of a specified date, divided by (ii) the total amount of principal and financing services fees that was due for repayment as of such date, in each case with respect to our loan book business.

First Quarter Financial Results

Total revenues were RMB515.7 million (US$78.7 million), representing a decrease of 46.2% from RMB957.9 million for the first quarter of 2020.

Financing income totaled RMB361.8 million (US$55.2 million), representing a decrease of 41.9% from RMB622.7 million for the first quarter of 2020, as a result of the decrease in the average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 97.1% to RMB12.2 million (US$1.9 million) from RMB422.4 million for the first quarter of 2020, as a result of the reduction in transaction volume of off-balance sheet loans during this quarter.

Transaction services fee and other related income increased to RMB50.6 million (US$7.7 million) from a loss of RMB150.4 million for the first quarter of 2020, mainly as a result of the reassessment of variable consideration.

Sales income and others increased to RMB62.5 million (US$9.5 million) from RMB17.1 million for the first quarter of 2020, mainly due to sales related to the Wanlimu e-commerce platform.

Sales commission fee decreased by 68.1% to RMB10.7 million (US$1.6 million) from RMB33.7 million for the first quarter of 2020, due to the decrease in the amount of merchandise credit transactions.

Total operating costs and expenses decreased by 96.9% to RMB63.3 million (US$9.7 million) from RMB2,066.6 million for the first quarter of 2020.

Cost of revenues decreased by 4.8% to RMB91.0 million (US$13.9 million) from RMB95.6 million for the first quarter of 2020, primarily due to the decrease in funding costs associated with the on-balance sheet loan book business, partially offset by the increase in cost of goods sold related to the Wanlimu e-commerce platform.

Sales and marketing expenses decreased by 36.1% to RMB37.6 million (US$5.7 million) from RMB58.8 million for the first quarter of 2020, primarily due to the decrease in third-party service fees and marketing promotional expenses.

General and administrative expenses decreased by 12.9% to RMB66.7 million (US$10.2 million) from RMB76.6 million for the first quarter of 2020, as a result of the decrease in staff salaries.

Research and development expenses decreased by 28.4% to RMB39.2 million (US$6.0 million) from RMB54.7 million for the first quarter of 2020, as a result of the decrease in staff salaries.

Provision for receivables and other assets was a reversal of RMB106.8 million (US$16.3 million), compared to a loss of RMB1,108.5 million for the first quarter of 2020, mainly due to the decrease in past-due on-balance sheet outstanding principal receivables compared to the first quarter of 2020.

As of March 31, 2021, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB203.0 million (US$31.0 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB546.5 million (US$83.4 million), indicating M1+ Delinquency Coverage Ratio of 2.7x.

The following charts display the “vintage charge-off rate.” Total potential receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Total potential receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Income from operations was RMB464.8 million (US$70.9 million), as compared to a loss of RMB961.1 million for the first quarter of 2020.

Net income attributable to Qudian’s shareholders was RMB478.4 million (US$73.0 million), or RMB1.81 (US$0.28) per diluted ADS.

Non-GAAP net income attributable to Qudian’s shareholders was RMB488.3 million (US$74.5 million), or RMB1.85 (US$0.28) per diluted ADS.

Cash Flow

As of March 31, 2021, the Company had cash and cash equivalents of RMB2,187.5 million (US$333.9 million) and restricted cash of RMB234.1 million (US$35.7 million). Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; and (ii) security deposits held in designated bank accounts for the guarantee of off-balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the first quarter of 2021, net cash provided by operating activities was RMB202.7 million (US$30.9 million), mainly attributable to net income of RMB478.2 million

(US$73.0 million) and partially offset by the change in other current and non-current assets of RMB252.3 million (US$38.5 million). Net cash provided by investing activities was RMB499.2 million (US$76.2 million), mainly due to net proceeds from collection of loan principal and partially offset by net payments to originate loan principal. Net cash provided by financing activities was RMB43.0 million (US$6.5 million), mainly due to proceeds from borrowings.

Conference Call

The Company’s management will host an earnings conference call on June 15, 2021 at 7:00 AM U.S. Eastern Time (7:00 PM Beijing/Hong Kong Time). Details for the conference call are as follows:

Title of Event:	Qudian Inc. First Quarter 2021 Earnings Conference Call
Conference ID:	8562567
Registration link:	http://apac.directeventreg.com/registration/event/8562567

For participants who wish to join the call, please complete the online registration at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including participant dial-in numbers, a Direct Event Passcode, a unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 22, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696 (toll-free) / +1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117 (toll-free) / +852-3051-2780
Mainland China:	400-632-2162 / 800-870-0205 (toll-free)
Passcode:	8562567

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income/loss, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/loss helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income. We believe that adjusted net income/loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/loss is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Tel: +86-592-591-1711

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
(In thousands except for number	2020	2021
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	622,683	361,754	55,215
Sales commission fee	33,713	10,748	1,640
Sales income and others	17,056	62,530	9,544
Penalty fee	12,381	17,823	2,720
Loan facilitation income and other related income	422,443	12,200	1,862
Transaction services fee and other related income	(150,415)	50,649	7,731

Total revenues	957,861	515,704	78,712
Operating cost and expenses:
Cost of revenues	(95,615)	(91,012)	(13,891)
Sales and marketing	(58,805)	(37,559)	(5,733)
General and administrative	(76,550)	(66,693)	(10,179)
Research and development	(54,725)	(39,190)	(5,982)
Changes in guarantee liabilities and risk assurance liabilities(1)	(672,408)	64,379	9,826
Provision for receivables and other assets	(1,108,451)	106,809	16,302

Total operating cost and expenses	(2,066,554)	(63,266)	(9,657)
Other operating income	147,571	12,371	1,888
Income/(Loss) from operations	(961,122)	464,809	70,943
Interest and investment income, net	436,042	87,892	13,415
Foreign exchange loss, net	(4,635)	(219)	(33)

Other income	15,315	5,094	777
Other expenses	(189)	(206)	(31)

Net income/(loss) before income taxes	(514,588)	557,370	85,071
Income tax (expenses)/benefit	28,108	(79,175)	(12,084)

Net income/(loss)	(486,480)	478,195	72,987
Less: net loss attributable to non-controlling interest shareholders	—	(167)	(25)

Net income/(loss) attributable to Qudian Inc.’s shareholders	(486,480)	478,362	73,012

Earnings per share for Class A and Class B ordinary shares:
Basic	(1.92)	1.89	0.29
Diluted	(1.92)	1.81	0.28
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(1.92)	1.89	0.29
Diluted	(1.92)	1.81	0.28
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	253,874,830	253,044,009	253,044,009
Diluted	253,874,830	266,647,286	266,647,286
Other comprehensive gain/(loss):
Foreign currency translation adjustment	(1,377)	2,260	345

Total comprehensive income/(loss)	(487,857)	480,622	73,357

Total comprehensive income/(loss) attributable to Qudian Inc.’s shareholders	(487,857)	480,622	73,357

Note:

(1): The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number	As of December 31, 2020	As of March 31, 2021
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,537,558	2,187,502	333,878
Restricted cash	135,404	234,112	35,732
Short-term investments	5,042,314	5,079,154	775,230
Short-term loan principal and financing service fee receivables	3,940,461	3,515,293	536,539
Short-term finance lease receivables	179,613	128,830	19,663
Short-term contract assets	92,813	50,077	7,643
Other current assets	762,313	1,006,670	153,649

Total current assets	11,690,476	12,201,638	1,862,334

Non-current assets:
Long-term finance lease receivables	28,771	11,795	1,800
Operating lease right-of-use assets	210,898	296,253	45,217
Investment in equity method investee	349,276	381,287	58,196
Long-term investments	209,868	243,668	37,191
Property and equipment, net	302,969	359,955	54,940
Intangible assets	8,478	8,926	1,362
Long-term contract assets	23,094	10,317	1,575
Deferred tax assets, net	154,960	119,138	18,184
Other non-current assets	419,242	425,464	64,938
Total non-current assets	1,707,556	1,856,803	283,403

TOTAL ASSETS	13,398,032	14,058,441	2,145,737

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands except for number	2020	2021
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term lease liabilities	23,763	41,543	6,341
Accrued expenses and other current liabilities	336,790	351,417	53,637
Guarantee liabilities and risk assurance liabilities(1)	31,400	21,583	3,294
Income tax payable	80,656	100,054	15,271

Total current liabilities	472,609	514,597	78,543

Non-current liabilities:
Deferred tax liabilities, net	10,923	18,564	2,833
Convertible senior notes	822,005	827,555	126,310
Long-term lease liabilities	80,236	152,184	23,228
Long-term borrowings and interest payables	102,415	145,312	22,179

Total non-current liabilities	1,015,579	1,143,615	174,550

Total liabilities	1,488,188	1,658,212	253,093

Shareholders’ equity:
Class A Ordinary shares	132	132	20
Class B Ordinary shares	44	44	7
Treasury shares	(371,551)	(368,681)	(56,272)
Additional paid-in capital	4,007,260	4,014,320	612,704
Accumulated other comprehensive loss	(51,420)	(49,160)	(7,503)
Retained earnings	8,315,379	8,793,741	1,342,187

Total Qudian Inc. shareholders’ equity	11,899,844	12,390,396	1,891,143

Non-controlling interests	10,000	9,833	1,501

Total equity	11,909,844	12,400,229	1,892,644

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,398,032	14,058,441	2,145,737

Note:

(1)   The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the balance of risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended March 31,
	2020	2021
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net income/(loss) attributable to Qudian Inc.’s shareholders	(486,480)	478,362	73,012
Add: Share-based compensation expenses	13,652	9,930	1,516
Less: Convertible bonds buyback income	434,693	—	—

Non-GAAP net income/(loss) attributable to Qudian Inc.’s shareholders	(907,521)	488,292	74,528

Non-GAAP net income/(loss) per share—basic	(3.57)	1.93	0.29
Non-GAAP net income/(loss) per share—diluted	(3.57)	1.85	0.28
Weighted average shares outstanding—basic	253,874,830	253,044,009	253,044,009
Weighted average shares outstanding—diluted	253,874,830	266,647,286	266,647,286